FILE No.
82-3874

NSON
REEK
RESOURCES LTD.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

05009404

SUPPL

June 23, 2005

United States Securities
& Exchange Commission
Washington, DC
20549
USA

PROCESSED
JUL 05 2005
THOMSON
FINANCIAL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
<u>News Release Dated June 23, 2005</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for D. MacAulay
BARBARA O'NEILL

SEC MAIL PROCESSING
RECEIVED
JUN 2 9 2005
WASH. D.C. SECTION

dlw 7/5

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

FILE No.
82-3874

NEWS RELEASE **JUNE 23, 2005**

News Release: **05-06** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Exploration Update

Manson Creek is pleased to announce that as a result of its due diligence property field inspection, it is proceeding with its acquisition of the Cuprum project, Yukon. Manson Creek will conduct an extensive geochemical and magnetic survey on the property in July, 2005.

The Cuprum property is a copper skarn mineral prospect located approximately 50km west northwest of Whitehorse, Yukon. The property has only seen minor exploration conducted on it historically and has never been drill tested.

The field visit confirmed the presence of strong, widespread skarn developed in the marble and limestone of the Takhini assemblage along the contact of Cretaceous granitic plutons. Field observations also point to significant skarn development along the contact with the overlying volcanic package. Skarns observed consist of strongly mineralized magnetite skarn containing chalcopyrite, pyrite, and bornite. The magnetite skarn is present within a larger zone of calc-silicate skarn varying in width from 10 to 20 meters. The skarn is observed in discontinuous outcrop for approximately 700 meters.

Manson Creek will conduct a large scale geochemical and magnetic survey on the property in July to further define the extents of the mineralization. Once the data is interpreted, further geologically mapping and interpretation will be undertaken.

The Cuprum property is located approximately 15km north of the Alaska Highway and has road access to the main showing on the property.

Manson Creek is also in the final stages of securing a drill for the upcoming diamond drill program on its Copper – Molybdenum Porphyry project located immediately outside of Houston, BC. Details of the program will be announced when the contract is finalized.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON C[illegible] RESOURCES LTD.

FILE No. 82-3874

Suite 500, 926-5th AVE[illegible]W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0[illegible]X: 403.266.2606

NEWS RELEASE

JUNE 23, 2005

News Release: **05-06**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Exploration Update

Manson Creek is pleased to announce that as a result of its due diligence property field inspection, it is proceeding with its acquisition of the Cuprum project, Yukon. Manson Creek will conduct an extensive geochemical and magnetic survey on the property in July, 2005.

The Cuprum property is a copper skarn mineral prospect located approximately 50km west northwest of Whitehorse, Yukon. The property has only seen minor exploration conducted on it historically and has never been drill tested.

The field visit confirmed the presence of strong, widespread skarn developed in the marble and limestone of the Takhini assemblage along the contact of Cretaceous granitic plutons. Field observations also point to significant skarn development along the contact with the overlying volcanic package. Skarns observed consist of strongly mineralized magnetite skarn containing chalcopyrite, pyrite, and bornite. The magnetite skarn is present within a larger zone of calc-silicate skarn varying in width from 10 to 20 meters. The skarn is observed in discontinuous outcrop for approximately 700 meters.

Manson Creek will conduct a large scale geochemical and magnetic survey on the property in July to further define the extents of the mineralization. Once the data is interpreted, further geologically mapping and interpretation will be undertaken.

The Cuprum property is located approximately 15km north of the Alaska Highway and has road access to the main showing on the property.

Manson Creek is also in the final stages of securing a drill for the upcoming diamond drill program on its Copper – Molybdenum Porphyry project located immediately outside of Houston, BC. Details of the program will be announced when the contract is finalized.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606

FILE No. 82-3874

NEWS RELEASE **JUNE 23, 2005**

News Release: **05-06** Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Exploration Update

Manson Creek is pleased to announce that as a result of its due diligence property field inspection, it is proceeding with its acquisition of the Cuprum project, Yukon. Manson Creek will conduct an extensive *geochemical and magnetic survey on the property in July, 2005.*

The Cuprum property is a copper skarn mineral prospect located approximately 50km west northwest of Whitehorse, Yukon. The property has only seen minor exploration conducted on it historically and has never been drill tested.

The field visit confirmed the presence of strong, widespread skarn developed in the marble and limestone of the Takhini assemblage along the contact of Cretaceous granitic plutons. Field observations also point to significant skarn development along the contact with the overlying volcanic package. Skarns observed consist of strongly mineralized magnetite skarn containing chalcopyrite, pyrite, and bornite. The magnetite skarn is present within a larger zone of calc-silicate skarn varying in width from 10 to 20 meters. The skarn is observed in discontinuous outcrop for approximately 700 meters.

Manson Creek will conduct a large scale geochemical and magnetic survey on the property in July to further define the extents of the mineralization. Once the data is interpreted, further geologically mapping and interpretation will be undertaken.

The Cuprum property is located approximately 15km north of the Alaska Highway and has road access to the main showing on the property.

Manson Creek is also in the final stages of securing a drill for the upcoming diamond drill program on its Copper – Molybdenum Porphyry project located immediately outside of Houston, BC. Details of the program will be announced when the contract is finalized.

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.
President and Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.